Valneva Reports First Quarter 2025 Financial Results and
Provides Corporate Updates

•Total revenues of €49.2 million compared to €32.8 million in the first quarter of 2024
•Cash and cash equivalents of €153.0 million at end of March 2025
•Further clinical and regulatory progress
•2025 financial outlook confirmed

Saint-Herblain (France), May 7, 2025 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today reported its financial results for the first quarter ending March 31, 2025, provided key corporate updates and confirmed its 2025 financial guidance. The condensed consolidated interim financial results are available on the Company’s website (Financial Reports – Valneva).
Valneva will provide a live webcast of its first quarter 2025 results conference call beginning at 3 p.m. CEST/9 a.m. EDT today. This webcast will also be available on the Company’s website. Please refer to this link: https://edge.media-server.com/mmc/p/q2umuoq5

First quarter 2025 Financial Update
•Total revenues were €49.2 million compared to €32.8 million for the first quarter of 2024, an increase of 50.3%
•Product sales reached €48.6 million compared to €32.1 million in the first quarter of 2024, an increase of 51.2%
•Net loss of €9.2 million compared to a net profit of €58.9 million in the first quarter of 2024, which included €90.8 million in net proceeds from the Priority Review Voucher (PRV) sale1
•71% reduction in operating cash burn (€8.1 million in the first quarter of 2025 compared to €28.4 million in the first quarter of 2024)
•Cash and cash equivalents were €153.0 million as at March 31, 2025, compared to
€168.3 million as at December 31, 2024
•Cash at March 31, 2025, excludes $14.2 million of gross proceeds from the At The Market (ATM) transaction with Novo Holdings A/S in April 20252

Financial Outlook
The Company confirms the following guidance on its future results:
•Product sales expected to grow to €170-180 million in 2025, driving positive cash-flows for the overall commercial business
•Total revenues expected to reach €180-190 million in 2025
1 Valneva Announces Sale of Priority Review Voucher for $103 Million - Valneva
2 https://valneva.com/investors/regulated-information/
May 7, 2025 VALNEVA SE

•Total R&D investments expected between €90 - €100 million in 2025, which will be partially offset by grant fundings and anticipated R&D tax credits
•Continued stringent focus on cash management supporting sufficient cash runway to reach key inflection points; targeting more than 50% lower operating cash burn in 2025

Peter Bühler, Valneva’s Chief Financial Officer, commented, “In the first quarter, we continued to deliver double-digit sales growth and made significant clinical and regulatory progress while reducing our operational cash burn. We also welcomed another leading U.S. healthcare investor as one of our main shareholders through the use of our ATM program, further enhancing our cash position. We now look forward to the first data from our Lyme disease Phase 3 program anticipated at the end of the year.”

First Quarter R&D, Regulatory, and Strategic Highlights
•Finalized new $32.8 million IXIARO® supply contract with the U.S. Department of Defense (DoD) in January 20253
•Responded to French government’s call for vaccine supply of IXCHIQ® to combat chikungunya outbreak in La Réunion4
•Received marketing authorization in the United Kingdom (UK) for IXCHIQ® in individuals 18 years of age and older5 and submitted adolescent label extension application
•Received label extension in Europe with the European Commission (EC) authorizing IXCHIQ® for the prevention of disease caused by the chikungunya virus in individuals 12 years of age and older6
•Received marketing authorization in Brazil for IXCHIQ® in individuals 18 years of age and older, marking the world’s first approval of a chikungunya vaccine in an endemic country7
•Reported high sustained immune response in adolescents one year after single vaccination with IXCHIQ®8
•Reported positive Phase 2 pediatric results for IXCHIQ® and announced dose decision for planned Phase 3 pediatric study9
•Announced first vaccination in Phase 2 infant study of tetravalent Shigella vaccine candidate S4V210

Key 2025 Upcoming Milestones
•First data for Lyme disease Phase 3 VALOR study expected at the end of 2025
3 Valneva Announces New IXIARO® Supply Contract with the U.S. Government Worth a Minimum of $32.8 Million - Valneva
4 Valneva Responds to French Government’s Call for Vaccine Supply of IXCHIQ® against Chikungunya Outbreak in La Réunion - Valneva
5 Valneva Receives Marketing Authorization in the UK for the World’s First Chikungunya Vaccine, IXCHIQ® - Valneva
6 Valneva’s Chikungunya Vaccine IXCHIQ® Now Authorized in EU for Adolescents Aged 12 and Above - Valneva
7 Valneva Receives First Marketing Authorization for IXCHIQ® in a Chikungunya Endemic Country - Valneva
8 Valneva Reports High Sustained Immune Response in Adolescents One Year After Single Vaccination with its Chikungunya Vaccine - Valneva
9 Valneva Reports Positive Phase 2 Results in Children for its Chikungunya Vaccine and Announces Phase 3 Dose Decision - Valneva
10 Valneva and LimmaTech Announce First Vaccination in Phase 2 Infant Study of Tetravalent Shigella Vaccine Candidate S4V2 - Valneva

•Further adolescent label extensions expected for IXCHIQ® in major travel and endemic markets
•Initiation of pilot vaccination phase in Brazil to support Phase 4 post-licensure commitment
•First data from Phase 2b – Shigella (S4V) Human Challenge Study
•First Phase 1 data from novel Zika vaccine candidate

Financial Information
(Unaudited results, consolidated per IFRS)

€ in million	3 months ending March 31
	2025	2024
Total Revenues	49.2	32.8
Product Sales	48.6	32.1
Net profit/(loss)	(9.2)	58.9
Adjusted EBITDA	(0.6)	73.0
Cash	153.0	176.6

Commercial Portfolio
Valneva’s commercial portfolio is composed of three vaccines, IXIARO®/JESPECT®, DUKORAL® and recently launched IXCHIQ®. The Company also distributes certain third-party products in countries where it operates its own marketing and sales infrastructure.

JAPANESE ENCEPHALITIS VACCINE IXIARO®/JESPECT®
In the first quarter of 2025, IXIARO®/JESPECT® sales increased by 65.5% to €27.5 million, showing double-digit sales growth to both travelers and the DoD compared to the first quarter of 2024, when sales were impacted by IXIARO® supply constraints.
In January 2025, Valneva secured a new $32.8 million contract with the DoD11. Similar to previous DoD contracts, it includes the possibility to purchase additional doses during the twelve months following the signing date.

CHOLERA / ETEC12-DIARRHEA VACCINE DUKORAL®
In the first quarter of 2025, DUKORAL® sales grew 9.4% to €12.3 million, mostly supported by the supply of doses to the French island of Mayotte for €1.1 million.

CHIKUNGUNYA VACCINE IXCHIQ®
11 Valneva Announces New IXIARO® Supply Contract with the U.S. Government Worth a Minimum of $32.8 Million - Valneva
12 Indications differ by country - Please refer to Product / Prescribing Information (PI) / Medication Guide approved in your respective countries for complete information, incl. dosing, safety and age groups in which this vaccine is licensed, ETEC = Enterotoxigenic Escherichia coli (E. Coli) bacterium.

In the first quarter of 2025, IXCHIQ® sales increased to €3.0 million from €0.2 million in the first quarter of 2024.
First quarter 2025 sales include a very small number of the 40,000 doses Valneva supplied to La Réunion to respond to the chikungunya outbreak, as the large majority were only shipped in April 2025.
Since the start of 2025, Valneva has focused on ramping up sales and launching the vaccine in additional countries, including the Nordics and Austria. In April 2025, IXCHIQ® was granted marketing authorization in Brazil in individuals 18 years of age and older, marking the world’s first approval of a chikungunya vaccine in an endemic country. IXCHIQ® was also recently granted label extension in adolescents 12 years of age and older in the European Union and additional label extension applications are under review in the U.S., Canada, Brazil, and the UK.
Additionally, within the framework of its new agreement with the Coalition for Epidemic Preparedness (CEPI)13 to support broader access to the vaccine in Low-and-Middle-Income Countries (LMICs), Valneva announced in January 2025 an exclusive license agreement with the Serum Institute of India (SII)14 to enable supply of its chikungunya vaccine in Asia.
Most recently, Valneva reported on changes to recommendations for use of IXCHIQ® in the U.S.15 and France16. On April 16, 2025, the U.S. Centers for Disease Control and Prevention’s (CDC) Advisory Committee on Immunization Practices (ACIP) recommended a precaution related to the use of Valneva’s chikungunya vaccine IXCHIQ® in persons aged 65 and over. On April 25, 2025, within the framework of the ongoing vaccination campaign initiated in La Réunion at the beginning of April prioritizing people aged 65 and older with comorbidities, France’s national public health agency, the Haute Autorité de Santé (HAS), suspended its recommendation for use of the vaccine in that age range pending further investigation. The vaccination campaign is maintained for people aged 18 to 64 years of age. On May 2, 2025, the European Medicines Agency (EMA) cautioned against IXCHIQ® use in frail older adults, especially those with comorbidities potentially affecting immune responses to the vaccine. These decisions were taken in response to reports of Serious Adverse Events (SAEs) (including one death) in elderly people with significant underlying medical conditions and co-medications. Causality for the SAEs reported in the U.S. or La Reunion has not been definitively established to date.
Valneva is committed to the highest standards of safety and appreciates the precautionary decisions of the authorities while investigations remain ongoing. The Company will continue to closely monitor reported adverse effects and cooperate fully with health authorities while working proactively on a potential update of the product’s indication. As stated in the summary of product characteristics (SmPC) and recently highlighted by EMA, IXCHIQ® must not be given to people who are immunodeficient or immunosuppressed due to a disease or treatment. The Company
13 CEPI Expands Partnership with Valneva with a $41.3 Million Grant to Support Broader Access to the World’s First Chikungunya Vaccine - Valneva
14 Valneva Successfully Expands Access to Asia for its Chikungunya Vaccine with Serum Institute of India - Valneva
15 Valneva Provides Update on ACIP Recommendation for its Chikungunya Vaccine IXCHIQ® Among U.S. Travelers - Valneva
16 Valneva Provides Update on Recommendation for Use of Its Chikungunya Vaccine by French Authorities - Valneva

continues to see a positive risk-benefit in the vast majority of people with potential exposure to the disease.

THIRD-PARTY DISTRIBUTION
Valneva distributes certain third-party vaccines in countries where it operates its own marketing and sales infrastructure. During the first quarter of 2025, third-party sales were €5.8 million compared to €4.1 million in the first quarter of 2024 as last year’s third-party sales were impacted by supply constraints.
As previously communicated, Valneva expects to gradually wind down third-party sales to less than 5% of overall product sales by 2026 / 2027, resulting in overall gross margin improvement.

Clinical Stage Vaccine Candidates
LYME DISEASE VACCINE CANDIDATE – VLA15
Phase 3 primary vaccination completed; booster vaccinations ongoing
Valneva and Pfizer are developing VLA15, a Phase 3 vaccine candidate targeting Borrelia, the bacterium that causes Lyme disease. VLA15 is a multivalent recombinant protein vaccine that targets six serotypes of Borrelia representing the most common serotypes found in the United States and Europe. VLA15 is the only Lyme disease program in late-stage clinical development today and has received Fast Track designation from the FDA.
Pfizer is currently executing the Phase 3 field efficacy study, VALOR (Vaccine Against Lyme for Outdoor Recreationists). Enrollment in the trial was completed in December 2023, and primary vaccination series was completed in July 202417. Participants will be monitored for the occurrence of Lyme disease cases and first data are expected at the end of 2025.
Pfizer aims to submit a Biologics License Application (BLA) to the U.S. FDA and Marketing Authorization Application (MAA) to the European Medicines Agency in 2026, subject to positive Phase 3 data. If VLA15 is approved and commercialized, Valneva will be eligible to receive $143 million in initial milestones from Pfizer, plus ongoing sales royalties ranging from 14% to 22% and an additional $100 million in cumulative sales milestones.

SHIGELLA VACCINE CANDIDATE – S4V2
The world’s most clinically advanced tetravalent Shigella vaccine candidate
S4V2 is a tetravalent bioconjugate vaccine candidate against shigellosis, a diarrheal infection caused by Shigella bacteria, under development in collaboration with LimmaTech Biologics AG.
Shigellosis is the second leading cause of fatal diarrheal worldwide. It is estimated that up to 165 million cases of disease and an estimated 600,000 deaths are attributed to Shigella each year18, particularly among children in LMICs.
17 Phase 3 VALOR Lyme Disease Trial: Valneva and Pfizer Announce Primary Vaccination Series Completion - Valneva
18 Shigellosis | CDC Yellow Book 2024

In April 2025, Valneva and LimmaTech announced vaccination of the first participant in a Phase 2 infant safety and immunogenicity study of S4V2. Results for this study are expected in the second half of 2025.
In November 2024, Valneva and LimmaTech also announced the start of a Phase 2b Human Challenge Study (CHIM) in the United States19, sponsored and conducted by LimmaTech. In a first step, the vaccine dose will be confirmed, and in a second step, participants will be challenged with the Shigella sonnei strain 53G one month after injection of S4V2 or placebo, in order to assess S4V2’s ability to protect against the Shigella infection. Most recently, the two companies decided to extend the dose-finding period, shifting the expected pilot efficacy data from the second half of 2025 to the first half of 2026.
Subject to positive results for both Phase 2 studies, Valneva will assume responsibility for all further development20.
No approved multivalent Shigella vaccine is currently available and the development of Shigella vaccines has been identified as a priority by the World Health Organization (WHO)21. In October 2024, the U.S. FDA granted Fast Track designation to S4V2, recognizing its potential to address a serious condition and fill an unmet medical need22. The global market for a vaccine against Shigella is estimated to exceed $500 million annually23.

ZIKA VACCINE CANDIDATE – VLA1601
Phase 1 ongoing with second-generation vaccine candidate

VLA1601 is a novel adjuvanted inactivated vaccine candidate against the mosquito-borne disease caused by the Zika virus (ZIKV). In March 2024, Valneva initiated a Phase 1 clinical trial to investigate the safety and immunogenicity of VLA160124. Sentinel recruitment and vaccinations have been completed and results from the trial are expected this year.
Zika virus transmission persists in several countries in the Americas and in other endemic regions, such as India and Africa. To date, a total of 89 countries and territories have reported evidence of mosquito transmitted Zika virus infection25; however, surveillance remains limited globally. There are no preventive vaccines or effective treatments available and, as such, Zika remains a public health threat and is included in the FDA’s Tropical Disease Priority Review Voucher Program26.
A vaccine against ZIKV could be a valuable addition to Valneva’s portfolio against mosquito-borne diseases, which already includes IXCHIQ® and IXIARO®.

19 Valneva and LimmaTech Announce First Vaccination in Phase 2b Human Challenge Study of Tetravalent Shigella Vaccine Candidate S4V2
20 Valneva and LimmaTech Enter into a Strategic Partnership to Accelerate the Development of the World’s Most Clinically Advanced Tetravalent Shigella Vaccine Candidate - Valneva
21 Immunization, Vaccines and Biologicals (who.int)
22 Valneva and LimmaTech Awarded FDA Fast Track Designation for Tetravalent Shigella Vaccine Candidate S4V - Valneva
23 LEK analysis
24 Valneva Initiates Phase 1 Trial of Second-Generation Zika Vaccine Candidate - Valneva
25 Zika virus disease (who.int)
26 Tropical Disease Priority Review Voucher Program | FDA

First Quarter 2025 Financial Review
(Unaudited, consolidated under IFRS)

Revenues
Valneva’s total revenues were €49.2 million in the three months ended March 31, 2025 compared to €32.8 million in the three months ended March 31, 2024.
Valneva’s total sales reached €48.6 million in the first three months of 2025 compared to €32.1 million in the same period of 2024. The impact of currency fluctuations on first-quarter product sales was negligible.

IXIARO®/JESPECT® sales were €27.5 million in the first three months of 2025 compared to €16.6 million in the three months ended March 31, 2024. First quarter 2024 IXIARO sales had been impacted by supply constraints. This mostly explains the 66% sales increase in the first quarter of 2025.

DUKORAL® sales were €12.3 million in the first three months of 2025 compared to €11.3 million in the comparative period of 2024. This 9% increase was mainly driven by a supply agreement with the French government in response to demand on the island of Mayotte while most travel markets showed stable sales performance.

IXCHIQ® sales were €3.0 million in the first three months of 2025 compared to €0.2 million in the first three months of 2024, as the vaccine was launched at the end of the first quarter 2024.
Sales in the first quarter of 2025 included only a very small number of the 40,000 doses Valneva supplied to La Réunion to respond to the chikungunya outbreak.

Third Party product sales were €5.8 million in the first three months of 2025 compared to €4.1 million in the same period of 2024. Third party sales in the first quarter of 2024 had been impacted by supply constraints for Rabipur® / RabAvert® and Encepur®. This mostly explains the 41% increase in third-party sales in the first quarter of 2025. Distribution of these products has been discontinued in the UK and Canada as of January 2025, due to termination of the related distribution agreements.
Other revenues, including revenues from collaborations, licensing and services remained stable and amounted to €0.6 million for both the first three months of 2025 and 2024.

Operating Result and adjusted EBITDA
Costs of goods and services sold (COGS) were €23.0 million in the three months ended March 31, 2025. The gross margin on commercial product sales, excluding IXCHIQ®, amounted to 62.7% in the first quarter of 2025 compared to 43.9% in the three months ended March 31, 2024. Improvement in gross margin was driven primarily by better manufacturing performance, including fewer batch failures. COGS of €7.5 million related to IXIARO® product sales, yielding a product gross margin of 72.6%. COGS of €5.9 million related to DUKORAL® product sales, yielding a product gross margin of 52.2%. Of the remaining COGS in the first three months of 2025, €3.6 million related to the third-party products distribution business, €1.0 million to IXCHIQ®, €3.2 million to idle capacity costs and €1.8 million to cost of services. In the first three months of 2024, overall COGS were €22.2 million, of which €19.8 million related to cost of goods and €2.4 million related to cost of services.

Research and development expenses amounted to €15.0 million in the first three months of 2025, compared to €13.1 million in the first three months of 2024. This increase was mainly driven by higher costs related to the Shigella vaccine candidate following the R&D collaboration and licensing agreement with LimmaTech Biologics AG.

Marketing and distribution expenses in the three months ended March 31, 2025 amounted to €10.4 million compared to €11.3 million in the three months ended March 31, 2024. The decrease is mainly related to lower advertising and promotion spend partly offset by higher costs for warehousing and physical distribution.

In the first three months of 2025, general and administrative expenses reduced to €9.0 million compared to €11.7 million in the same period of 2024. The reductions were primarily related to lower spend for recruiting, lower insurance charges and savings in advisory and professional services.

During the first three months of 2024, a net gain of €90.8 million from the sale of the PRV was recorded. The gross proceeds of $103 million were reduced by transaction costs as well as contractual payment obligations related to the sale.

Other income, net of other expenses decreased to €2.2 million in the three months ended March 31, 2025 from €2.9 million in the three months ended March 31, 2024. The reduction related to lower R&D tax credits as well as lower grant income recorded during the first quarter of 2025.

Valneva recorded an operating loss of €6.0 million in the three months ended March 31, 2025 compared to an operating profit of €68.2 million in the comparative period of 2024. The decrease was mainly the result of the PRV sale in 2024 partly offset by higher product sales and resulting higher gross profit as well as reduced SG&A spend in the first three months of 2025.

Adjusted EBITDA (as defined below) loss in the first three months ended March 31, 2025 was €0.6 million, whereas in the comparative period of 2024 an adjusted EBITDA profit of €73.0 million, benefiting from the PRV sale, was recorded.

Net Result
In the first three months of 2025, Valneva generated a net loss of €9.2 million. This compared to a net profit of €58.9 million in the first three months of 2024, mainly resulting from the sale of the PRV in February 2024.

Finance expense and currency effects in the three months ended March 31, 2025 resulted in a net finance expense of €1.8 million, compared to a net finance expense of €9.3 million in the three months ended March 31, 2024. This is mainly related to the development of USD exchange rate versus EUR, which generated a foreign currency profit of €3.7 million in the first quarter of 2025 compared to a foreign currency loss of €2.5 million in the first quarter of 2024.

Cash Flow and Liquidity
Net cash used in operating activities amounted to €8.1 million in the three months ended March 31, 2025 compared to €28.4 million of cash used in operating activities in the same period of 2024.

Cash outflows in the three months ended March 31, 2025 were largely derived from the loss for the period amounting to €9.2 million and from increased working capital in the amount of €9.2 million. In the three months ended March 31, 2025, cash used in operating activities was lower, driven by higher sales and efficient cost control

Cash outflows from investing activities amounted to €1.0 million in the three months ended March 31, 2025 compared to cash inflows of €86.7 million in the three months ended March 31, 2024. Cash outflows in the first three months of 2025 were mainly related to the purchase of equipment. Cash inflows in the first three months of 2024 resulted from the net proceeds from the sale of the PRV amounting to €90.8 million.

Net cash used in financing activities decreased to €5.6 million in the three months ended March 31, 2025 from €7.5 million in the three months ended March 31, 2024. This decrease was primarily due to fees incurred in the first quarter of 2024 in relation to the extension of the interest-only period agreed with Deerfield Management Company and OrbiMed, and to foreign currency effects on interest paid.

Cash and cash equivalents were €153.0 million as at March 31, 2025, compared to €168.3 million at December 31, 2024.

At the beginning of April 2025, Valneva completed a sale of approximately $14.2 million of American Depositary Shares (ADS) pursuant to its ATM program renewed on March 25, 2025 to Novo Holdings A/S, a world-leading life science investor. Each ADS represents two ordinary shares of the Company. In the ATM sale, 2,375,000 new ADSs were issued by way of share capital increase at an at-the-market price of $6.00 per new ADS. The new shares issued in the context of the ATM sale represented 2.9% of the Company’s share capital on a non-diluted basis prior to the completion of the ATM Sale and 2.8% following the ATM sale.

Non-IFRS Financial Measures
Management uses and presents IFRS results as well as the non-IFRS measure of Adjusted EBITDA to evaluate and communicate its performance. While non-IFRS measures should not be construed as alternatives to IFRS measures, management believes non-IFRS measures are useful to further understand Valneva’s current performance, performance trends, and financial condition.
Adjusted EBITDA is a common supplemental measure of performance used by investors and financial analysts. Management believes this measure provide additional analytical tools. Adjusted EBITDA is defined as net profit / (loss) for the period before income tax, finance income/expense, foreign exchange (gain)/loss, amortization, depreciation, and impairment.

A reconciliation of Adjusted EBITDA net profit / (loss), which is the most directly comparable IFRS measure, is set forth below:

€ in million	Three months ending March 31
(consolidated per IFRS)	2025	2024
Profit/(Loss) for the period	(9.2)	58.9
Add:
Income tax expense	1.5	0.0
Total Finance income	(0.5)	(0.3)
Total Finance expense	6.0	7.0
Foreign exchange (gain)/loss – net	(3.7)	2.5
Amortization	1.2	1.3
Depreciation	4.2	3.5
Impairment	0.0	0.0
Adjusted EBITDA	(0.6)	73.0

About Valneva SE
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.
We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines.
Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, the world’s most clinically advanced Shigella vaccine candidate, as well as vaccine candidates against the Zika virus and other global public health threats. More information is available at www.valneva.com.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP, Global Communications and European Investor Relations M +33 (0)6 4516 7099 Laetitia.bachelotfontaine@valneva.com	Joshua Drumm, Ph.D. VP, Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Forward-Looking Statements
This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to business partnerships, clinical trials, technology transfer, regulatory approvals, product indications, sales and spending. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be sustained in the future. In some cases, you can identify forward-looking statements by words such as “could,” “should,” “may,” “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “targets,” or similar words. These forward-looking statements are based largely on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties and delays involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays (including in connection with changes in leadership at the national or agency level), reports of adverse events following vaccination with a Valneva product, competition in general, currency fluctuations, the impact of global economic and political events, and the ability to obtain or maintain patent or other proprietary intellectual property protection. Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made in this press release will in fact be realized. Valneva is providing this information as of the date of this press release and disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.